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                                                                  EXHIBIT (a)(8)

               DR PEPPER BOTTLING COMPANY OF TEXAS TO ACQUIRE
          SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.
                             FOR $12.00 PER SHARE


        Dallas, Texas, March 3, 1997 --- Dr Pepper Bottling Company of Texas and Seven-Up/RC Bottling Company of Southern California, Inc. announced today that they have entered into a definitive merger agreement providing for the acquisition of Seven-Up/RC by Dr Pepper Bottling at a price of $12.00 per share. The agreement provides that DPB Acquisition Corp., a newly-formed wholly-owned subsidiary of Dr Pepper Bottling, will commence a cash tender offer for all of the issued and outstanding shares of common stock of Seven-Up/RC at a price of $12.00 per share, net to the seller in cash. Following the completion of the tender offer, DPB Acquisition will be merged with and into Seven-Up/RC, with each remaining share of Seven-Up/RC then outstanding being converted into the right to receive cash in the same amount as will be paid in the tender offer. As a result of the merger, Seven-Up/RC will become a wholly-owned subsidiary of Dr Pepper Bottling.

        Jim L. Turner, Principal and Chairman of Dr Pepper Bottling Company of Texas said: "We're pleased about adding Seven-Up/RC Company of Southern California to our company. The transaction will combine the largest Seven-Up bottler in the country with the largest Dr Pepper bottler. The dynamic markets served by the combined companies represent exciting opportunities for the future."

        Bart S. Brodkin, President, CEO and Chairman of Seven-Up/RC Bottling Company of Southern California said: "I am very excited about the merger of our Company with Jim Turner and the Dr Pepper Bottling Company of Texas. Jim is a terrific bottler and one that I deeply respect. I believe this merger will, most importantly, provide long term growth and stability for our franchise partners and will strengthen the competitive posture of our core beverage trademarks, most of which are already leaders in their respective flavor categories."

        The tender offer is subject to certain conditions, including there being validly tendered and not withdrawn at least 65% of the issued and outstanding shares of common stock of Seven-Up/RC on a fully diluted basis, funding under the debt financing commitment obtained by Dr Pepper Bottling, and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

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        The merger agreement provides that Dr Pepper Bottling will be entitled to receive a fee in the event the transaction is not effected under certain circumstances.

        Dr Pepper Bottling Company of Texas is the largest independent franchise bottler of DR PEPPER brand products, and is one of the largest independent soft drink bottlers, in the United States. Dr Pepper Bottling is also one of the ten largest bottlers of SEVEN-UP brand products in the U.S.
Dr Pepper Bottling's principal franchise territories are Dallas/Fort Worth and Houston, Texas.